SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
QAD INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
Options and Stock Appreciation Rights to acquire Common Stock, $0.001 par value per share
(Title of Class of Securities)
00074727D1
(CUSIP Number of Class of Securities (Underlying Common Stock))
Daniel Lender
Executive Vice President and Chief Financial Officer
QAD Inc.
100 Innovation Place
Santa Barbara, CA 93108
(805) 566-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Blase P. Dillingham Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard
Los Angeles, California 90064
(310) 312-4000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A
*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached is the email communication sent on May 6, 2009 to the Company’s employees from Daniel Lender, the Company’s Executive Vice President and Chief Financial Officer regarding the proposed Exchange Program as described in proposal 2 of the Preliminary Proxy Statement filed with the Securities Exchange Commission on May 6, 2009.
The email communication does not constitute an offer to holders of the Company’s outstanding stock options and/or stock appreciation rights to exchange those instruments. The proposed Exchange Program will only be commenced, if at all, if the Company’s stockholders approve the proposed Exchange Program.
The Exchange Program that is referenced in the Employee Communication has not commenced and is conditioned upon stockholder approval. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the proposed Exchange Program. Upon commencement of the Exchange Program, QAD will file a Tender Offer Statement and related exhibits and documents with the Securities and Exchange Commission (“SEC”), which should be read by all of the Company’s eligible employees holding options and/or stock appreciation rights that are eligible to participate in the Exchange Program, as they will contain important information. The written materials described above and other documents filed by the Company with the SEC will be available (i) free of charge from the SEC’s website at www.sec.gov. (ii) by directing a written request to: QAD Inc., Attention: Investor Relations, 100 Innovation Place, Santa Barbara, CA 93108, or (iii) by contacting Investor Relations for the Company at 805-566-5139.
Item 12. Exhibits

Exhibit	Number Description
99.1	Email communication to employees of QAD from Daniel Lender, Executive Vice President and Chief Financial Officer dated May 6, 2009.